================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT


       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1998

                       Commission File Number 001-04601

                                 _______________

                               CAMCO THRIFT PLAN
                           (Full title of the plan)

                                 _______________


                             SCHLUMBERGER LIMITED
         (Name of issuer of the securities held pursuant to the plan)

                                277 Park Avenue
                            New York, NY 10172-2066
         (Address, including zip code, of principal executive office)

                                (212) 350-9400
                    (Telephone number, including area code)


================================================================================

                               CAMCO THRIFT PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                             ____________________


                             FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----
Independent Auditors' Report....................................          1

Statements of Net Assets Available for Benefits,
 December 31, 1998 and 1997.....................................          2

Statement of Changes in Net Assets Available for Benefits with
 Fund Information, Year Ended December 31, 1998.................          3

Notes to Financial Statements...................................          5



                            SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes,
 December 31, 1998..............................................          9

Schedule of Reportable Transactions,
 Year Ended December 31, 1998...................................         10

All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.

                             ____________________


                                  SIGNATURES

THE PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                              CAMCO THRIFT PLAN


                              BY /s/ J. CHRISTOPHER HOLLAND
                                --------------------------------
                                      J. Christopher Holland
                                Secretary, Retirement Plan Committee
Date:  June 11, 1999

                         INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Camco Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Camco Thrift Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Camco Thrift Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 11, 1999

                               CAMCO THRIFT PLAN
                Statements of Net Assets Available for Benefits
                                  December 31

                                                                    1998                       1997
                                                             -----------------          -----------------
                         Assets
Investments:
  At fair value -
    Registered investment company shares:
      IDS International Fund                                 $       2,862,437          $       2,079,321
      IDS New Dimensions Fund                                       33,372,154                 25,333,147
      IDS Stock Fund                                                         -                 12,164,750
      IDS Mutual Fund                                                9,973,266                 10,134,740
      IDS Federal Income Fund                                       21,336,933                 19,307,643
      AIM Constellation Fund                                         1,987,407                          -
    Camco/Schlumberger Stock Fund                                    3,806,231                  3,388,813
    Participant notes receivable                                     6,890,466                  6,594,717
                                                             -----------------          -----------------

                                                                    80,228,894                 79,003,131
                                                             -----------------          -----------------

  At contract value -
      AET Equity Index Fund I                                       13,935,694                          -
      AET Income Fund II                                            25,562,380                 25,048,609
                                                             -----------------          -----------------

                                                                    39,498,074                 25,048,609
                                                             -----------------          -----------------

      Total investments                                            119,726,968                104,051,740

Other assets                                                                 -                          -
                                                             -----------------          -----------------

      Total assets                                                 119,726,968                104,051,740

                         Liabilities
Total liabilities                                                            -                          -
                                                             -----------------          -----------------

      Net assets available for benefits                      $     119,726,968          $     104,051,740
                                                             =================          =================

                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1998


                                                      IDS              IDS New             IDS                IDS
                                                 International       Dimensions           Stock             Mutual
                                                     Fund               Fund               Fund              Fund
                                               ---------------     ------------      -------------      ------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
    fair value of investments                  $       140,943     $  5,398,950      $     318,458      $   (444,955)
  Interest                                                   -                -                  -                 -
  Dividends                                             47,901        1,924,059            104,253         1,357,289
                                               ---------------     ------------      -------------      ------------

                                                       188,844        7,323,009            422,711           912,334
                                               ---------------     ------------      -------------      ------------

 Contributions
  Participants'                                        381,416        2,832,135            943,564           994,100
  Employer's                                            89,555          591,448            247,550           229,540
                                               ---------------     ------------      -------------      ------------

                                                       470,971        3,423,583          1,191,114         1,223,640
                                               ---------------     ------------      -------------      ------------

     Total additions                                   659,815       10,746,592          1,613,825         2,135,974
                                               ---------------     ------------      -------------      ------------

Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                         310,092        2,589,901            442,910           813,373
 Administrative expenses                                   903            6,195              2,031             2,302
                                               ---------------     ------------      -------------      ------------

     Total deductions                                  310,995        2,596,096            444,941           815,675
                                               ---------------     ------------      -------------      ------------

Net increase prior to interfund transfers              348,820        8,150,496          1,168,884         1,320,299

Interfund transfers                                    434,296         (111,489)       (13,333,634)       (1,481,773)
                                               ---------------     ------------      -------------      ------------

Net increase/(decrease)                                783,116        8,039,007        (12,164,750)         (161,474)

Net assets available for benefits:
 Beginning of year                                   2,079,321       25,333,147         12,164,750        10,134,740
                                               ---------------     ------------      -------------      ------------

 End of year                                   $     2,862,437     $ 33,372,154      $           -      $  9,973,266
                                               ===============     ============      =============      ============

                                                     IDS                 AIM                AET                AET
                                                   Federal          Constellation       Equity Index         Income
                                                 Income Fund            Fund               Fund I            Fund II
                                               -------------      ---------------     --------------     ------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
    fair value of investments                  $     (56,104)     $       121,565     $    2,030,214     $  1,511,059
  Interest                                                 -                    -                  -                -
  Dividends                                        1,453,858               48,631                  -                -
                                               -------------      ---------------     --------------     ------------

                                                   1,397,754              170,196          2,030,214        1,511,059
                                               -------------      ---------------     --------------     ------------

 Contributions
  Participants'                                    1,296,966               56,020            392,390        1,668,605
  Employer's                                         274,496                4,727             35,997          480,083
                                               -------------      ---------------     --------------     ------------

                                                   1,571,462               60,747            428,387        2,148,688
                                               -------------      ---------------     --------------     ------------

     Total additions                               2,969,216              230,943          2,458,601        3,659,747
                                               -------------      ---------------     --------------     ------------

Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                     2,067,342                5,645            519,422        2,282,541
 Administrative expenses                               6,048                   86                729            7,321
                                               -------------      ---------------     --------------     ------------

     Total deductions                              2,073,390                5,731            520,151        2,289,862
                                               -------------      ---------------     --------------     ------------

Net increase prior to interfund transfers            895,826              225,212          1,938,450        1,369,885

Interfund transfers                                1,133,464            1,762,195         11,997,244         (856,114)
                                               -------------      ---------------     --------------     ------------

Net increase/(decrease)                            2,029,290            1,987,407         13,935,694          513,771

Net assets available for benefits:
 Beginning of year                                19,307,643                    -                  -       25,048,609
                                               -------------      ---------------     --------------     ------------

 End of year                                   $  21,336,933      $     1,987,407     $   13,935,694     $ 25,562,380
                                               =============      ===============     ==============     ============

                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                      For the Year Ended December 31, 1998


                                                        Camco/
                                                     Schlumberger                Participant
                                                      Stock Fund                    Notes                      Total
                                                -------------------         -------------------        -------------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
    fair value of investments                   $          (453,248)        $                 -        $         8,566,882
  Interest                                                        -                     585,513                    585,513
  Dividends                                                  22,012                           -                  4,958,003
                                                -------------------         -------------------        -------------------

                                                           (431,236)                    585,513                 14,110,398
                                                -------------------         -------------------        -------------------

 Contributions
  Participants'                                             572,622                           -                  9,137,818
  Employer's                                                117,951                           -                  2,071,347
                                                -------------------         -------------------        -------------------

                                                            690,573                           -                 11,209,165
                                                -------------------         -------------------        -------------------

     Total additions                                        259,337                     585,513                 25,319,563
                                                -------------------         -------------------        -------------------

Deductions
Deductions from net assets attributable to:
 Benefits paid to participants                              194,558                     391,858                  9,617,642
 Administrative expenses                                      1,078                           -                     26,693
                                                -------------------         -------------------        -------------------

     Total deductions                                       195,636                     391,858                  9,644,335
                                                -------------------         -------------------        -------------------

Net increase prior to interfund transfers                    63,701                     193,655                 15,675,228

Interfund transfers                                         353,717                     102,094                          -
                                                -------------------         -------------------        -------------------

Net increase/(decrease)                                     417,418                     295,749                 15,675,228

Net assets available for benefits:
 Beginning of year                                        3,388,813                   6,594,717                104,051,740
                                                -------------------         -------------------        -------------------

 End of year                                    $         3,806,231         $         6,890,466        $       119,726,968
                                                ===================         ===================        ===================

                     The accompanying notes are an integral
                      part of these financial statements.

                               CAMCO THRIFT PLAN
                         Notes to Financial Statements
                               December 31, 1998



Note 1 - Description of the Plan

The Camco Thrift Plan (the "Plan"), a defined contribution plan, was established on February 1, 1975. It covers substantially all domestic employees and certain employees in foreign service of Camco International Inc. (the "Company"). The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.

General

Administration of the Plan is conducted by a committee consisting of no less than three members appointed by the board of directors of the Company. The board of directors has appointed two officers of the Company as Trustees for the Plan. American Express Trust Company ("American Express") is asset custodian and record keeper for the Plan.

Eligibility and Vesting

Employees are eligible to participate in the Plan after completing one hour of service. Participants are fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.

Contributions

Participants may elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $10,000 ($9,500 in 1997), and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation are also permitted. The Company makes matching contributions of 50% of participants' pre-tax contributions up to a maximum contribution amount of $1,500 per year.

Expenses

The accounts of participants are charged fees of $2.50 per quarter, which are applied to the cost of administering the Plan. Transaction fees are also charged for participant loans, withdrawals and distributions. For the years ending December 31, 1998 and 1997, the Company elected to pay all administrative expenses in excess of these fees.

Withdrawals

Company matching contributions made before January 1, 1983, and all after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions made after December 31, 1982, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. No more than one withdrawal may be made during any calendar quarter.

Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.

Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.

Note 2 - Corporate Structure and Continuation of Plan

On August 31, 1998, the Company merged into Schlumberger Technology Corporation ("STC"), a wholly owned subsidiary of Schlumberger Limited ("Schlumberger"). Schlumberger maintains defined contribution plans similar to the Plan and expects to merge the Plan into a Schlumberger plan before the end of 2001. Nevertheless, the Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.

Note 3 - Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Equity Index Fund I and American Express Trust Income Fund II are collective trusts stated at contract value. Units of the Camco/Schlumberger Stock Fund, invested primarily in common stock of Camco before September 1, 1998, and common stock of Schlumberger after August 31, 1998, but also in cash or cash equivalents to provide liquidity, are valued using quoted market prices for the common stock. Effective January 1, 1998, American Express changed its method of computing gains and losses on the sale of investments from the average cost method to the first-in-first-out (FIFO) method. This change in method had no effect on the accompanying financial statements.

Note 4 - Investment Programs

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1998, is shown parenthetically.

     IDS International Fund (381 participants)

          A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

     IDS New Dimensions Fund (1,179 participants)

          A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

     IDS Mutual Fund (739 participants)

          A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

     IDS Federal Income Fund (1,167 participants)

          An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U.
          S. government and government agency securities.

     AIM Constellation Fund (125 participants)

          A growth fund for aggressive investors whose objective is capital appreciation primarily through investments in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     American Express Trust Equity Index Fund I (826 participants)

          A growth fund for aggressive investors whose objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Index that employs a passive portfolio structuring and stock selecting strategy by investing primarily in common stocks of the S&P 500 Index.

American Express Trust Income Fund II (1,240 participants)

          A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

     Camco/Schlumberger Stock Fund (524 participants)

          A stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Schlumberger common stock. On August 31, 1998, Camco shares previously held by this fund were exchanged for Schlumberger shares. Participants may invest no more than 25% of their account balances and/or contributions in this fund.

Note 5 - Regulatory Status of the Plan

The Plan was amended and restated on April 21, 1998, to incorporate changes to the Internal Revenue Code and ERISA as a result of the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997. This amendment did not have a material effect on the December 31, 1998 Financial Statements.

The amended Plan was filed with the Internal Revenue Service (the "IRS") prior to its adoption. In a determination letter dated February 19, 1998, the IRS stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

The Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. They believe, therefore, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the ERISA.

           Line 27a - Schedule of Assets Held for Investment Purposes
                               Camco Thrift Plan
                           EIN:  13-3517570; P/N 001
                               December 31, 1998


                                                         (c)
                                              Description of investment
                      (b)                     including maturity date,
              Identity of issue,                  rate of interest,                                             (e)
             borrower, lessor, or                collateral, par or                     (d)                   Current
(a)              similar party                     maturity value                      Cost                    value
---    ------------------------------     ------------------------------         --------------         ----------------
         Participant loans                  7.0% - 12.0% interest                $            -         $      6,890,466

         Camco/Schlumberger Stock           Employer common stock
         Fund                                      241,023 units                      4,005,572                3,806,231


                                            Common/collective trusts:
         AET Equity Index Fund I                   397,981 shares                    11,838,346               13,935,694

         AET Income Fund II                       1,386,096 shares                   22,038,464               25,562,380

                                            Registered investment
                                            companies:
         IDS International Fund                    247,359 shares                     2,874,557                2,862,437

         IDS New Dimensions Fund                  1,156,948 shares                   24,292,548               33,372,154

         IDS Mutual Fund                           765,761 shares                    10,275,030                9,973,266

         IDS Federal Income Fund                  4,229,323 shares                   21,427,898               21,336,933

         AIM Constellation Fund                    65,118 shares                      1,853,033                1,987,407
                                                                                 --------------         ----------------

                                                                                 $   98,605,448         $    119,726,968
                                                                                 ==============         ================

                 Line 27d - Schedule of Reportable Transactions
                               Camco Thrift Plan
                           EIN:  13-3517570; P/N 001
                      For the Year Ended December 31, 1998


              (a)                                                        (c)               (d)              (i)
          Identity of                          (b)                    Purchase           Selling          Net gain
        party involved                Description of asset              price             price          or (loss)
-------------------------------------------------------------      ------------      ------------      -----------
Camco/Schlumberger Stock Fund      Employer common stock
                                   121 purchases,   100 sales     $   2,907,195      $  2,011,964      $   350,362

                                   Common/collective trusts:
AET Equity Index Fund I            87 purchases,     37 sales        12,974,709         1,069,228          (67,135)

AET Income Fund II                 108 purchases,   138 sales         6,327,600         7,449,357        1,122,788

                                   Registered investment
                                   companies:
IDS International Fund             112 purchases,   104 sales         2,938,957         2,289,494           75,171

IDS New Dimensions Fund            150 purchases,   116 sales         8,841,574         6,158,367        1,899,001

IDS Stock Fund                       79 purchases,  118 sales         2,114,256        14,559,755        1,339,480

IDS Mutual Fund                     122 purchases,  133 sales         3,458,230         3,141,741          197,148

IDS Federal Income Fund             277 purchases,  133 sales         8,000,356         5,914,818           40,891

AIM Constellation Fund              72 purchases,    26 sales         1,997,636           131,795          (12,809)
                                                                   ------------      ------------      -----------

                                                                  $  49,560,513      $ 42,726,519      $ 4,944,897
                                                                   ============      ============      ===========

                                 EXHIBIT INDEX


Exhibit
  No.                     Description
-------                   -----------

  23      -- Consent of Larkin, Ervin & Shirley, L.L.P.